SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
__X___ EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
______ SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED

Commission File Number 0-3797

The MasTec, Inc. 401(k) Retirement Savings Plan
(Full title of the plan)

MasTec, Inc.

3155 NW 77th Avenue
Miami, FL 33122

(Name of issuer of the securities held
pursuant to the plan and the address of its principal executive office)

The MasTec, Inc. 401(k) Retirement Savings Plan

Financial Statements
and Schedules

December 31, 2002 and 2001
and
year ended December 31, 2002

Table
of
Contents

Report of Independent Certified Public Accountants	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedules
Schedule G, Part III-Schedule of Non-Exempt Transactions	8
Schedule H, line 4i-Schedule of Assets (Held At End of Year)	9
Schedule H, line 4j-Schedule of Reportable Transactions	10
Signatures	11
Exhibit Index:
Exhibit 23.1 Consent of Independent Auditors
Exhibit 99.1 Certification of Austin J. Shanfelter
Exhibit 99.2 Certification of Donald P. Weinstein

Report of Independent Certified Public Accountants

The Plan Administrator
The MasTec, Inc. 401(k)
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of The MasTec, Inc. 401(k) Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, schedule of non-exempt transactions for the year then ended and schedule of reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Miami, Florida
June 20, 2003

The MasTec, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets
Cash	$3	$371,106
Investments, at fair value	22,124,154	25,785,097
Receivables:
Contributions from plan participants	324,976	378,484
Contributions from employer	234,597	506,608

Total receivables	559,573	885,092

Total assets	22,683,730	27,041,295
Liabilities
Refund of excess contributions	-	68,978

Total liabilities	-	68,978

Net assets available for benefits	$22,683,730	$26,972,317

See accompanying notes.

The MasTec, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions
Investment income:
Dividend and interest income	$100,974
Contributions:
Participants	4,754,115
Employer	813,661

5,567,776

Total additions	5,668,750
Deductions
Net depreciation in fair value of investments	5,424,342
Administrative expenses	12,120
Benefit payments	4,520,875

Total deductions	9,957,337

Net decrease in net assets available for benefits	(4,288,587)
Net assets available for benefits at beginning of year	26,972,317

Net assets available for benefits at end of year	$22,683,730

See accompanying notes.

The MasTec, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

1.     Description of the Plan

The following description of The MasTec, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of MasTec, Inc., (the Company) who have at least six months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The effective date of the Plan is December 1, 1984. The Plan was amended and restated in its entirety effective January 1, 2000. The amendments incorporated the requirements of the Uruguay Round Agreements Act, Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997 and the Internal Revenue Service Restructuring and Reform Act of 1998.

Effective January 1, 2002 the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Contributions

Each year, participants may elect to defer from 1% to 15% of pretax annual compensation received during the year, as defined by the Plan. Participants may contribute amounts representing distributions from other qualified defined contribution or defined benefit plans at the discretion of the Plan administrator. The Company makes discretionary matching contributions for participants. For 2002, the Company contributed 50% of the first 2% of gross salary that a participant contributes to the Plan.

Contributions from participants are recorded when payroll deductions are made. Company contributions accrue to the Plan at the payroll deduction dates.

Upon enrollment, a participant may direct employee contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options daily.

The Company matching contribution is in the form of Company common stock and is not subject to participant direction. The discretionary Company contributions accrue to the Plan when declared and are remitted prior to the date the Company files its federal income tax return for the corresponding fiscal year of the Company. During the year ended December 31, 2002, discretionary contributions of $813,661 were made to the Plan.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan investment results. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. If a participant separates from service before vesting, the portion of the account attributable to Company contributions is forfeited. Forfeited balances of participants’ nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A Plan year during which an employee works for at least one thousand hours is counted as one year of vesting service. A participant becomes 100% vested in the remainder of his or her accounts upon the occurrence of any of the following events:

(a)     The participant dies while still in service as an employee;

(b)     The participant becomes totally and permanently disabled while still in service as an employee; or

(c)     The Plan is terminated by the Company.

Vesting in the Company contribution portion of their account plus actual earnings thereon is based on the years of continuous service. This is based upon a gradual vesting scale as follows:

Years of Service	Percentage

1	33%
2	66%
3 or more	100%

Participant Loans

A participant is only entitled to make a withdrawal from his or her account prior to separation from service if the participant qualifies for a hardship withdrawal or a participant loan. The Plan’s loan feature allows participants and beneficiaries to borrow up to a maximum equal to the lesser of $50,000 or 50% of their accrued vested benefit. The loans bear interest at the published prime rate in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or may exceed 5 years for the purchase of a primary residence. Loans provide level amortization for repayments to be made not less frequently than on a quarterly basis.

Payments of Benefits

Upon termination of service due to death, disability, or retirement, a participant receives payment of the vested accrued benefit in a single lump sum or the payment can be deferred until a later retirement age upon election by the participant. For termination of service due to other reasons, a participant is entitled to receive only the vested percentage of his account balance.

2.     Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States. Certain reclassifications of prior year amounts have been made to conform to the 2002 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, pooled separate accounts and guaranteed accounts. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation

Plan investments are stated at fair value. The MasTec, Inc. Common Stock is valued at its quoted price on the last business day of the Plan year. The units of participation in pooled separate accounts are valued at fair value, which represents the redemption values established by Great-West Life & Annuity Insurance Company, the custodian, on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment in Contracts Issued by Insurance Companies

The investment contracts are recorded at fair value at the end of each day, which represent contributions and reinvested income, less any withdrawals plus accrued interest.

Administrative Expenses

All administrative expenses of the Plan are chargeable to the Plan. The Company may, at its sole discretion, pay any such expenses, in whole or in part.

Benefit Payments

Benefits are recorded when paid.

3.     Investments

Information about the net assets and significant components of changes in net assets related to the investment that includes nonparticipant-directed amounts is as follows:

	December 31,
	2002	2001
Net Assets:
Investments at fair value:
MasTec, Inc. Common Stock(a)	$2,050,808	$2,896,152

Year Ended December 31, 2002

Changes in Net Assets:
Net Depreciation in fair value of Investments	$(2,335,814)
Contributions from Plan participants	1,238,776
Contributions from employer	813,661
Benefit payments	(561,967)

(845,344)

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2002 and 2001, are as follows:

	December 31,
	2002	2001
Great-West Life & Annuity Insurance Company:
Maxim Money Market	$4,045,870	$4,258,240
Profile Series 1 - Aggressive Mix	1,791,651	2,197,431
Profile Series 3 - Moderate Mix	2,067,008	2,008,881
Profile Series 2 - Moderately Aggressive Mix	1,594,145	1,787,436
American Century Ultra	1,215,255	1,593,193
Participant Loans	1,388,223	1,357,791
MasTec, Inc. Common Stock (a)	2,050,808	2,896,152

(a)     includes nonparticipant-directed amounts

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2002 as follows:

Pooled Separate Accounts	$(3,088,528)
Common Stock	$(2,335,814)

$(5,424,342)

4.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 5, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

5.     Party-in-Interest Transactions

Certain Plan investments include shares of pooled separate accounts managed by the custodian. Therefore, such transactions are considered party-in- interest transactions. The Plan held investments in Company common stock with a fair value of approximately $2,051,000 and $2,896,000 as of December 31, 2002 and 2001, respectively.

6.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer Contributions.

SUPPLEMENTAL SCHEDULES

The MasTec, Inc. 401(k) Retirement Savings Plan

EIN: 65-0261425 Plan No.: 001
Schedule G, Part III

Schedule of Non-Exempt Transactions

For the year ended December 31, 2002

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party- in-Interest of a loan	(c) Description of Transactions, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
MasTec, Inc.	Employer/Plan Sponsor	Contributions of $42,871 for certain 2002 payroll periods were remitted in May 2003. Interest thereon of $3,051 was remitted in June 2003.

Note: The information to be presented in columns (d), (e), (f), (g), (h), (i), or (j) is not applicable.

The MasTec, Inc. 401(k) Retirement Savings Plan

EIN: 65-0261425 Plan No.: 001
Schedule H, Line 4i-

Schedule of Assets (Held At End of Year)

December 31, 2002

(a) (b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value

(*) Great-West Life &
Annuity Insurance
Company:

	Pooled Separate Accounts
	Maxim Money Market	#	$4,045,870
	Profile Series 1-Aggressive Mix	#	1,791,651
	Profile Series 3 - Moderate Mix	#	2,067,008
	Profile Series 2 - Moderately
	Aggressive Mix	#	1,594,145
	American Century Ultra	#	1,215,255
	Fidelity Advisor Growth
	Opportunities	#	665,272
	AIM Constellation A	#	780,397
	Putnam Fund for Growth
	Opportunities	#	500,656
	Janus Twenty	#	475,412
	Janus Worldwide	#	435,008
	Orchard Index 500	#	389,790
	AIM Weingarten	#	333,866
	Fidelity Advisor Equity Income	#	282,284
	AIM Charter	#	227,978
	Profile Series 4 - Moderately
	Conservative Mix	#	298,316
	Dreyfus Premier Technology
	Growth A	#	209,613
	Maxim Growth Index	#	164,911
	Profile Series 5 -
	Conservative Mix	#	357,890
	INVESCO Health Sciences	#	203,418
	Putnam Global Growth A	#	142,666
	American Century Real Estate	#	267,721
	INEUSCO Select Income	#	112,001
	Maxim T Rowe Price MidCapGrowth	#	129,650
	Lord Abbett Developing Growth
	Fund	#	134,006
	American Century Equity Income	#	368,519
	MFS Capital Opportunities	#	101,085
	Maxim Value Index	#	97,918
	Maxim Loomis Sayles Small Cap
	Sales	#	105,683
	Dreyfus Emerging Leaders	#	155,752
	Invesco Growth Inv.	#	93,913
	Fidelity Advisors Overseas	#	95,393
	INVESCO Financial Services	#	115,831
	Orchard Index 600	#	68,067
	Maxim US Government Mortgage
	Securities	#	52,055
	American Century Income & Growth
	Adv.	#	75,406
	Maxim Loomis Sayles Corporate
	Bond	#	41,275
	Lord Abbett Bond Debenture	#	47,969
	Maxim Index Pacific	#	28,771
	Maxim Index European	#	22,196
	Maxim Global Bond	#	33,537
	MFS Utilities	#	89,380
	Maxim Founders Growth & Income	#	70,621
	Maxim Bond Index	#	41,186
	Maxim Short Term Maturity	#	21,615
	Maxim Invesco ADR	#	22,564
	Maxim Ariel Small Cap Value	#	12,509

			18,586,029
(*) Great-West Life &
Annuity Insurance
Company:
	Insurance Company Investment Contracts

	Guaranteed Certificate Fund	#	49,941
	Guaranteed Certificate Fund	#	20,618
	Guaranteed Certificate Fund	#	11,506

			82,065

	First Colony Life Ins Fund	#	17,029

(*) Mastec, Inc.	Common Stock	7,429,981	2,050,808
(*) Participant Loans	Interest rates ranging from
	5.75% to 10.5%		1,388,223

			$22,124,154

(*)     Indicates a party-in-interest investment to the Plan.
(#)    Cost information has not been included because investments are participant directed.

The MasTec, Inc. 401(k) Retirement Savings Plan

EIN: 65-0261425 Plan No.: 001
Schedule H, Line 4j-

Schedule of Reportable Transactions

For the year ended December 31, 2002

(a) Identity of Party Involved	(b) Description of Asset (including interest rate and maturity in case of a loan of a loan	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
MasTec, Inc.	Common Stock	$2,052,437	$-	$2,052,437	$2,052,437	$-
		$-	$561,967	$1,213,508	$561,967	$(651,541)

Category (iii) A series of transactions in excess of 5% of Plan assets.

Columns (e) and (f) have been excluded as the information is not applicable.
There were no category (i), (ii) or (iv) reportable transactions in 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The MasTec, Inc. 401(k) Retirement Savings Plan

Date: June 30, 2003	/s/ AUSTIN J. SHANFELTER —————————————— Austin J. Shanfelter Chairman, Benefits Committee of MasTec, Inc.

Date: June 30, 2003	/s/ DONALD P. WEINSTEIN —————————————— Donald P. Weinstein Executive Vice President - Senior Financial Officer, Benefits Committee of MasTec Inc.

End of Filing